June 5, 2015

VIA EDGAR

Mr. Daniel Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 001-35568

Healthcare Trust of America Holdings, LP
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 333-190916

Dear Mr. Gordon:
On behalf of Healthcare Trust of America, Inc., a Maryland corporation (“HTA”), and Healthcare Trust of America Holdings, LP, a Delaware limited partnership (together with HTA, the “Company”), we hereby respond to the letter dated May 22, 2015 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Form 10-K.
On behalf of the Company, we are responding below to the Staff’s Letter. For the convenience of the Staff, the comment from the Letter is restated in bold prior to our response on behalf of the Company.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
1. On page 71, you disclose that you capitalized internal leasing related costs. Please tell us the amount of internal costs you capitalize to deferred leasing costs and real estate investments for all periods presented. If material, please confirm for us that you will disclose this information within future periodic filings and discuss any significant fluctuations in such capitalized internal costs within your MD&A.
In response to the Staff’s comment, during the years ended December 31, 2014, 2013 and 2012, the Company capitalized $2.1 million, $1.6 million and $0.7 million, respectively, of internal costs to deferred leasing costs. In addition, during the years ended December 31, 2014, 2013 and 2012, the Company capitalized $0.7 million, $0.5 million and $0.4 million, respectively, of internal costs to real estate investments. The Company confirms that, to the extent material, it will disclose amounts capitalized in future periodic filings with the Commission, starting with our Form 10-Q for the six months ending June 30, 2015, and discuss in the Company’s MD&A any significant fluctuations in the amount of internal costs capitalized to deferred leasing costs and real estate investments.
FFO and Normalized FFO, page 44
2. We note that your calculation of FFO starts with Net income attributable to common stockholders and as such, it appears that the resulting amount of FFO represents FFO attributable to common stockholders rather than FFO for the entire company. In future filings please re-label “Funds from operations” to “Funds from operations attributable to common stockholders”.
In response to the Staff’s comment, the Company confirms that it will add the above referenced “Funds from operations attributable to common stockholders” language in future filings with the Commission.
* * *

In connection with this response to the Staff’s comments, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned by telephone at (480) 998-3478.

Very truly yours,

/s/ Robert A. Milligan
Robert A. Milligan
Chief Financial Officer